DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director Division of Corporation Finance
October 12, 2011

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 6-K Filed July 26, 2011 File No. 001-15242
Ladies and Gentlemen:
We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), have received your letter, dated September 20, 2011 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2010 (the “Annual Report” or the “Form 20-F”) and our Interim Report as of June 30, 2011 filed on a Report on Form 6-K on July 26, 2011 (the “Interim Report”). We also refer to our letter, dated September 23, 2011, advising you that we will file a response to the Comment Letter on or before October 12, 2011 and our subsequent telephone conversation on September 29, 2011. In response to the Comment Letter, please note the following.
General
1.	We note that you have filed a number of prospectus supplements pursuant to Rule 424(b)(2). It does not appear that you have filed unqualified legality opinions for the securities offerings covered by the automatic shelf registration statement on Form F-3 filed on September 29, 2009. Please file the unqualified opinions in a Form 6-K or by post effective amendment.

Please see Securities Act Rules Compliance and Disclosure Interpretation 212.05 as guidance.

Deutsche Bank filed its Registration Statement on Form F-3 (file no. 333-162195) (the “Registration Statement”) on September 29, 2009. The Registration Statement registered a variety of securities, including senior debt securities, ordinary shares and trust preferred securities. The primary use of the Registration Statement has been to issue senior debt securities, which to date have been part of the Bank’s Global Notes, Series A, and which include structured notes as well as fixed and floating rate notes. Deutsche Bank has been a frequent issuer of such notes, averaging about one issuance per business day.

The Registration Statement contains as Exhibits 5.1(A), 5.1(B), 5.2 and 5.3 opinions of counsel as to the enforceability of the securities registered. Because such securities were not to be issued immediately upon the filing of the Registration Statement, but rather from time to time, the opinions contained assumptions that future conditions necessary for the issuance of the securities would be satisfied. It was our understanding that this approach has been the practice for many years among shelf registrants for issuances in connection with medium-term note programs and was understood by the Commission to be the practice of such frequent issuers.

We see from your comment and from Interpretation 212.05 that the Division of Corporation Finance believes that, in addition to one or more “qualified” legal opinions delivered in connection with the filing of a registration statement (which the opinions the Bank has filed would apparently constitute), a registrant should file an “unqualified” legal opinion in connection with each issuance under a shelf registration statement. We also understand that you have made similar comments to other registrants, particularly to registrants that, like Deutsche Bank, are financial institutions that are frequent issuers of structured products. We understand that, as described in Interpretation 212.05, you have accepted more than one approach to the filing of the opinion to allow frequent issuers to meet this requirement in an efficient manner.

In response to your comment, we propose to first file, on a Report on Form 6-K that is incorporated by reference into the Registration Statement, (i) an opinion of Davis Polk & Wardwell, the Bank’s special United States products counsel, as to the enforceability of the Bank’s Global Notes, Series A, under U.S. and New York laws (such notes are governed by New York law) and (ii) an opinion of the Bank’s Frankfurt Legal Department as to German law, on which opinion the Davis Polk opinion would rely. These opinions would, like the opinions issued in connection with the original filing of the Registration Statement, be conditional upon the satisfaction of specified future conditions necessary for the issuance of the securities. Then, in connection with each issuance of securities, we would include in the applicable prospectus supplement filed under Rule 424(b)(2) text setting forth an unqualified opinion of Davis Polk & Wardwell as to the enforceability of the particular issuance of notes.

We are giving immediate attention to this matter and expect to complete the procedures necessary to enable us to commence issuing such opinions promptly.

With respect to other types of registered securities that are issued only infrequently, we would propose to file opinions at the time of each issuance on a Report on Form 6-K.
Form 20-F for Fiscal Year Ended December 31, 2010
Risk Factors, page 6
2.	Please expand your risk factor section to include a discussion of the following additional risks and the potential consequences:
•	In the event that the Management Board or the Supervisory Board breaches their fiduciary duties, shareholders have no recourse against the members of either board.

•	Employees elect half of the members of the Supervisory Board and employees’ interests may differ from the shareholders’ interests.
The liability of the members of the Management Board and of the Supervisory Board under the German Stock Corporation Act for breach of their fiduciary duties is to the company rather than individual shareholders. However, individual shareholders that hold at least 1% or €100,000 of the subscribed capital and are admitted by the court also may invoke such liability. The underlying concept is that all shareholders should benefit equally from amounts received under this liability by adding such amount to the company’s assets rather than disbursing it to the plaintiff shareholders. It should be noted in this context that German procedural law does not provide for class actions for this type of claims.
We will amend Item 6 in future filings to that effect. However, we do not consider that the decision to buy shares in a company is made with a particular view on the liability regime for board members. Therefore, we are of the view that a risk factor to that effect would be disproportionate and could even distract from and dilute the other risk factors. The different corporate governance of a foreign private issuer like Deutsche Bank including differences in the liability concept is adequately covered in Items 6 and 16G of our Form 20-F.

As disclosed in Item 6 in the section entitled “Supervisory Board and Management Board” and in Item 16G in the section entitled “The Two-Tier Board System of a German Stock Corporation” of our Form 20-F, all members of the Supervisory Board must exercise the same standard of care of a prudent and diligent business person. Neither the Stock Corporation Act nor the Co-Determination Act create a standard of care for employee elected members of the Supervisory Board that would be different from the standard of care of the members elected by the shareholders. In exercising their fiduciary duties all members (and also the members of the Management Board) are required to take into account a broad range of considerations which include the interests of the shareholders, creditors and employees.

We are therefore of the view that the proposed risk factor is not appropriate because it would not adequately reflect the duties of the employee-elected members of the Supervisory Board under German corporate law.
Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism...., page 17
3.	You disclose on page 17 that you engage or have engaged in business with counterparties in countries the United States designates as state sponsors of terrorism, including Iran. Please identify for us the U.S.-designated state sponsors of terrorism other than Iran with which you engage or have engaged in business. Discuss for us your contacts with Iran and with Cuba, Sudan and/or Syria, countries also designated by the U.S. as state sponsors of terrorism and subject to U.S. economic sanctions and export controls, including ongoing legacy business and obligations in these countries. For example, we are aware of a July 2010 news article stating that you acquired BHF Bank AG in 2009 and that this company has continuing legacy business and obligations in Iran. We also are aware of a June 2011 article stating that AWI Sanad Fund, managed by a consortium made up of Finance in Motion and Oppenheim Asset Management Services, which you own, specializes in micro finance in several countries including Syria. Your response should include information about contacts through affiliates or other direct or indirect arrangements, and should describe any agreements, commercial arrangements, or other contacts you have or have had with the governments of Iran or Sudan, or entities controlled by those governments.

In 2007, Deutsche Bank implemented an internal policy to not engage in any new business with clients of, or residing in, certain countries including Iran, Sudan, Syria and North Korea and to wind down existing business where legally possible. Only legacy business entered into before this policy came into effect which cannot be exited (e.g., because no termination right exists) was maintained but this too was to be phased out. As stated in our October 31, 2005 response to your comment letter of September 29, 2005, the Structured Trade & Export Finance team of Deutsche Bank had arranged several large trade finance facilities for borrowers in Iran. In compliance with our 2007 policy, no new business with counterparties in Iran has been entered into and undrawn credit lines were cancelled where permissible. Under the remaining legacy agreements which could not be terminated Deutsche Bank acts as lender, agent and/or account bank. These loans are 95% to 100% backed by export credit agencies of Germany, Japan, South Korea, United Kingdom, Italy and the Netherlands and are currently in a repayment mode.

Even before the introduction of the policy in 2007, business with counterparties in Syria was very limited. Legacy business consists of guarantees for Syrian banks in the aggregate amount of €17 million. It should be noted that this amount includes transactions that took place many years ago and for which we still have not received confirmation from the Syrian bank that we are released from our liabilities though the underlying transaction has been completed.

There are a limited number of non-confirmed letters of credit (€70 million) and of structured finance transactions (€12.5 million) outstanding with counterparties domiciled in Cuba. All of these transactions are denominated and settled in currencies other than USD.

Deutsche Bank is not engaged in any business with counterparties of or in Sudan or North Korea.

After assuming control over BHF Bank, Deutsche Bank ensured immediate implementation of its 2007 policy described above. BHF Bank had already ceased entering into new credit engagements with or involving Iran in July 2007 and ceased entering into any type of financial business with or involving Iran in early 2010. All account relationships with counterparties in Iran have been closed down where legally possible. Some accounts could not be closed as funds have been frozen based on sanctions imposed by the European Union. Such freezes must be effected on the existing accounts; transfers to suspense accounts are not permitted in Germany.

The AWI Sanad Fund has not yet disbursed any microfinance loans. This fund was initiated by the German government and uses Citibank in Luxembourg as its depositary bank. In response to the present political situation in Syria and the sanctions in place, Syria has been removed from the list of countries eligible for investments by the fund and thus no funds will be made available to persons or entities domiciled in Syria.

4.	You include on page 17 disclosure regarding your view as to the materiality of your business activities with Iranian counterparties, including the potential impact of those activities upon your reputation and share value. Please tell us the approximate dollar amounts of revenues, assets and liabilities associated with your Iran-related business activities for the past three fiscal years and the subsequent interim period. Please also include in your response any additional information or discussion necessary to express your view as to the materiality, based on qualitative factors, of the totality of the direct and indirect Iran contacts you describe in response to the foregoing comment, including any indirect contacts not encompassed in your disclosure regarding business activities with Iranian counterparties.

As stated in our response to Comment 3, the only business with counterparties in Iran that is still on our books was entered into many years ago and cannot be terminated early due to contractual restrictions. The amounts held by the Bank under these legacy transactions have significantly decreased during the past three fiscal years from €197 million at the end of 2008 to €144 million (end of 2009), €102 million (end of 2010) and €86 million as of June 30, 2011. Compared to total assets of Deutsche Bank of €2,202 billion (2008), €1,501 billion (2009), €1,906 billion (2010) and €1,850 billion (June 30, 2011), respectively, these amounts are clearly immaterial. The same applies to the related revenues which during the last three fiscal years have never exceeded €2 million and are expected to be less than €1 million for the full year 2011.

Moreover, Deutsche Bank was one of the first foreign banks to introduce an internal policy to cease business with counterparties in countries that lead to significantly increased compliance risks and to actively exit relationships where legally possible. We believe that investors who are concerned about issuers that have Iran-related business recognize that Deutsche Bank’s 2007 policy addresses these concerns and that its implementation led to a material reduction of business volume and has only left legacy transactions in place which the Bank is unable to terminate. Combined with the transparency in the risk factor, this approach allows such investors to weigh-up their concerns while also protecting Deutsche Bank’s reputation in the United States, Germany and elsewhere.

5.	Please also discuss for us the materiality of any contacts with Cuba, Sudan and/or Syria you describe in response to comment 3, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various American state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidence by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As noted in response to Comment 3, even before the introduction of the policy on business with counterparties in Syria in 2007, business with such counterparties was very limited. As a result of the introduction of the policy, volumes dropped by 85% in 2007. Legacy business consists of guarantees for Syrian banks in the aggregate of €17 million. It should be noted that this amount includes transactions that took place many years ago and for which we still have not received confirmation from the Syrian bank that we are released from our liabilities though the underlying transaction has been completed.

There are a limited number of non-confirmed letters of credit (€70 million) and of structured finance transactions (€12.5 million) outstanding with counterparties domiciled in Cuba. All these transactions are denominated and settled in currencies other than USD. Throughout the past three fiscal years, the aggregate volume has always been below €120 million.

Deutsche Bank is not engaged in any business with counterparties of or in Sudan.

In the overall context of Deutsche Bank, the above business volumes are immaterial, even if they are aggregated with the Iran related business volume. As noted in our response to Comment 4, we believe that the risk factor which was introduced in response to your 2005 comment letter provides transparency to those investors who do not invest in companies that are associated with business with countries which the U.S. State Department has designated as state sponsors of terrorism.

6.	Please discuss the applicability to your operations of the sanctions enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the corresponding Iranian Financial Sanctions Regulations. Discuss whether and, if so, how you expect those sanctions and regulations to impact your business.

The Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the corresponding Iranian Financial Sanctions Regulations (collectively, “CISADA”) states that the U.S. and its major European allies including Germany have advocated that sanctions against Iran be strengthened where international diplomatic efforts have failed (Section 2 (5)). As our 2007 policy (see our response to Comment 3) also includes counterparties of and in Iran and has been rigorously implemented also in newly acquired businesses such as BHF Bank, we believe that CISADA will not have a negative impact on Deutsche Bank.
Products and Services, page 32
7.	Please expand your disclosure to identify lending criteria considered when originating loans. Additionally, disclose whether your loan portfolio includes second lien loans.

While your question was posed in the context of the products and services offered by our Private and Business Clients (“PBC”) corporate division, in our view, the information you have requested forms part of our credit risk management practices and is not necessarily limited to activities in PBC. As a result, we have incorporated our response to this question into our response to Comment 11, with proposed disclosure in the Credit Risk section of Item 11 of our Annual Report.

We acknowledge, however, that those reading about our products and services in PBC should be clearly directed to information about our lending criteria when originating loans, as well as other credit risk management activities. Accordingly, we would propose to include in future filings in our discussion of PBC products and services the following reference:
“Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. For further discussion of these processes please see the [xxx] and [xxx] sections in Item 11.”

Item 5. Operating and Financial Review and Prospectus
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”, page 66
8.	You disclose on page 67 that during 2010 you sold assets with a carrying value of €2.0 billion which had been previously reclassified under IAS 39 into the loans classification. You state that these assets were sold due to circumstances that were not foreseen at the time of reclassification. We also note your disclosure on page 24 of your Form 6-K filed on July 26, 2011 that you sold an additional €947 million of reclassified assets during the first six months of 2011. Please tell us, and consider revising future filings to disclose the new information regarding specific circumstances that caused you to sell these assets and why these circumstances were not foreseeable at the time of reclassification.

Deutsche Bank has established a policy and governance structure for the disposal of assets that were reclassified under the amendment to IAS 39. All proposed sales of reclassified assets are reviewed and approved by a Reclassification Committee which has been delegated this authority by the Group Finance Committee (the “GFC”), a committee of the Bank’s senior financial officers established by the Management Board. Each proposed sale reviewed by the Reclassification Committee includes a full rationale as to why it is in the best interest of the Bank to reconsider its intent or ability to hold the asset. This rationale includes why either the economic and regulatory factors described as follows are relevant to the asset or describes other specific events impacting the asset that were not foreseeable at the time of reclassification. The conclusions of the Reclassification Committee are presented regularly to the GFC.

Since the date of reclassification, a number of significant economic and regulatory factors have affected the Bank and its environment impacting its intent and ability to hold the reclassified assets. We have included an extract from the reclassification governance document which details these factors:
“In addition, since the decision to reclassify, a number of significant and unforeseen [economic] environmental and regulatory changes have affected the Bank including:
•	Anticipated changes in the capital rules will increase capital constraints on the Bank. These expected changes to the capital rules will specifically affect some of the reclassified assets which will attract significantly higher capital charges than was anticipated at the time of reclassification. For other reclassified assets although the anticipated changes to the capital rules will not affect them directly, the greater level of capital constraint on the Bank means that the circumstances have changed since the original decisions to reclassify. Therefore, as sales of some of the reclassified assets will reduce our absolute capital requirement so the hold strategy may require reassessment.

•	The anticipated regulatory leverage ratio and increased market pressure on leverage has led to the Bank introducing measures to constrain the balance sheet. This requires the Bank to look at its strategy with respect to holding certain portfolio of assets differently to the way they were viewed at the time of reclassification.

•	Anticipated changes in the accounting standards affecting classification and measurement could mean that once IFRS 9 is endorsed and implemented accounting for some of the reclassified assets may return to a fair value basis and therefore even with a long term hold strategy fair value volatility may arise. This additionally is a factor that the Bank needs to consider in its assessment of whether a long term hold strategy remains in the best interest of the Bank.
For certain assets which are unaffected by the above environmental impacts, some changes in specific facts and circumstances since reclassification may also mean that it is appropriate for the Bank to reconsider its long term hold strategy and contemplate sale.”
We will revise future filings as follows to explain the facts and circumstances that were not foreseeable at the time of the reclassification. If additional facts and circumstances occur in the future we will amend the narrative as appropriate.
“During 2009 and 2010 we sold certain assets that were reclassified under the amendment to IAS 39. These assets were sold due to the occurrence of facts and circumstances that were not foreseeable at the time of the reclassification, which changed our long term hold strategy. The main facts and circumstances that were not foreseeable at the time of the reclassification relate to amendments to the capital rules which have led to both significantly higher charges being applied to certain reclassified assets, as well as a significantly higher absolute capital requirement for the Group as a whole. A governance and approval process is in place to consider proposed sales of reclassified assets which ensures compliance with its policy for disposal.”

9.	For purposes of providing greater disclosure transparency in light of the substantial losses recorded on these reclassified assets since their reclassification in 2008, please revise to provide a tabular rollforward disclosure in future filings that identifies in more granular detail the types of securities that were reclassified along with their subsequent write-offs and sales. Please also provide sufficient detail for each security that describes the nature of the security, its respective credit quality, carrying value versus fair value, cause for greater credit or default risk, and reasons for subsequent sales and or write-offs.

We agree that additional information about sales and impairments of financial assets reclassified pursuant to amendments to IAS 39 would be useful to readers of our consolidated financial statements. Given that movements in the carrying value of our reclassified assets are substantially attributable to sales and impairments, we consider more granular qualitative and quantitative disclosure about these specific events would provide relevant information.

In our view a roll forward table, which would incorporate income from interest accruals and volatility due to foreign exchange movements, could obscure the disclosure of impairments and sales in the portfolio. We will therefore revise future filings as follows to provide more granular detail on the types of securities that were reclassified.

Sep 30, 2011
in € m.	Carrying value	Fair value
Trading assets reclassified to loans:
Commercial Real Estate	—	—
Securitisations	—	—
Leveraged Loans	—	—
Other	—	—

Total Trading assets reclassified to loans	—	—

Financial assets available for sale reclassified to loans:
Securitisations	—	—
Other	—	—

Total Financial assets available for sale reclassified to loans	—	—

Total	—	—

The table will be followed by specific narrative describing significant movements within line items, including as appropriate changes in credit quality or impairment as well as subsequent write-offs and sales.

Repackaging and Investment Products, page 85
10.	You disclose that you engage in “repackaging” of securities or derivatives into different products to meet the specific needs of the investor. You also state that you consolidate the special purpose entities involved in the repackaging when you hold the controlling interest or have the majority of the risks and rewards. Tell us in detail and briefly disclose how you determined whether you have the majority of the risks and rewards for such entities. Tell us and revise to disclose the amount of repackaging special purpose entities that you did not consolidate.

Deutsche Bank typically engages in two types of Repackaging structures: transformation of the underlying debt instrument exposure through the use of derivatives and access structures which provide the investor specific credit, equity or other market exposures. In both structures special purpose entities (“SPEs”) are used to legally isolate the underlying assets.

In a transformation structure, a note is issued by an SPE which carries the credit risk of the underlying debt instruments but with the coupon flows swapped through a plain vanilla market interest rate swap and/or cross currency swap with Deutsche Bank. The derivative with the SPE always ranks senior to the note investor in the repayment waterfall. In some instances Deutsche Bank has the right to switch collateral or call the structure. The investor may have the ability to put the note to the SPE. The term of the debt instrument typically matches the note, but in some instances may be longer dated than the note.

Access structures use the investor’s cash to invest in high quality debt instruments as collateral and in the specific equity or fund exposure (directly or via derivatives). The SPE note is intended to provide the investor with an enhanced yield through the linkage to credit, equity, or other market exposures. Returns to the investor may result from derivatives or from the SPE holding the specific financial instruments. The underlying assets serve as collateral for the investors note unless used to pay an obligation arising under a derivative. Investors are exposed to the risk from the underlying collateral and the derivative. These structures require no on-going decisions to be made other than to distribute cash or sell the underlying collateral when cash must be distributed under the terms of the derivative or note. The collateral term typically matches the note term.

Consolidation assessment

We have made the consolidation assessment for the Repackaging structures under SIC-12. Each SPE has been set up to achieve a narrow and well defined objective and its activities are pre-determined in the program documentation, including:

•	Activities: The activities of the SPE are driven by the investor’s specific risk requirements.

•	Decision Making: The entity has limited on-going decisions, other than administrative duties related to the distribution of cash for the derivatives and notes. In instances where decisions can be taken, they are made through the exercise of an option held by Deutsche Bank or the investor. The options may provide access to additional rewards or limit exposure to risks.

•	Risks and Rewards: Our assessment of risks and rewards considers all exposures that Deutsche Bank has in relation to the repackaging entity via derivatives, options and note holdings. These would be assessed in relation to the risks and rewards that are inherent in the repackaging entity, including, but not limited to price movements of the underlying collateral and derivatives for equity, credit, interest rate and other risks and the potential variability arising from those risks. A similar exercise would be performed for the investor(s) and the results compared.
The result of the SIC-12 analysis is driven by the assessment of risks and rewards as the other factors of the SIC-12 analysis do not substantially contribute to the outcome. Therefore, where the investor(s) are exposed to the majority of the risks and rewards, Deutsche Bank would not consolidate the repackaging vehicle.

Based on the above, we will revise future filings to reflect the following disclosure in Item 5 (currently on page 85 of the Annual Report; additional disclosure underlined):
“Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then “repackaged” into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards inherent in the repackaging entity. Risks and rewards inherent in the repackaging entity may include price movements of the underlying asset for equity, credit, interest rate and other risks and the potential variability arising from those risks. Our consolidation assessment considers the exposures that both Deutsche Bank and investor(s) have in relation to the repackaging entity via derivatives and other instruments. The total assets in non-consolidated repackaging vehicles as at December 31, 2011 and December 31, 2010 was € [XX] billion and €33 billion respectively.

Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards.”
In addition, we will revise future filings to include the following paragraph in our Accounting Policy on Subsidiaries (currently on page F-13 of our Annual Report; additional disclosure underlined):
“The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, ... (3) the Group obtains the majority of the benefits of the activities of the SPE, or (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities.

Our consolidation assessment considers the exposures that both Deutsche Bank and third parties have in relation to the SPE via derivatives, debt and equity instruments and other instruments. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.”
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk Credit Risk — Maximum Exposure to Credit Risk, page 147
11.	We note your disclosure on page 149 with respect to loans based on their industry classification. Please revise this section of your future filings as well as other sections as appropriate to include disclosure describing the nature of your operations and principal activities with respect to lending. For example:
•	For the major loan products in each lending category, expand this disclosure to include a narrative discussion of:
•	Underwriting policies and procedures;

•	Lending requirements such as loan-to-value ratios, credit requirements and documentation;

•	Extent and type of exposure to junior liens on residential mortgages, including their features;

•	Whether loans are offered at fixed or variable rates; and

•	Whether you hold loans to maturity or sell them in the secondary market.

•	With respect to the category “household” loans, clarify what types of loans are included in this category (e.g. single family, credit card, etc.).

•	Given the significance of the category “Other” to your total exposure, revise to either break this line item out further into separate industry sectors or include a narrative discussion of what is included in this line item.

•	To the extent that features of your loan products, your policies and/or your procedures result in materially different levels risk of default, please include a discussion of the products and the features, policies and/or procedures affect their comparative levels of risk (e.g. high loan-to-value ratios, interest only loans, second lien loans, etc.).
Please provide us with your proposed disclosures and confirm that you will include the expanded disclosure in future filings.

In response to your first and fourth bullet points, we propose to make the following additional disclosures in our Annual Report for 2011, within the introduction to our credit risk section in Item 11:
•	Our credit lending activities are governed by our Principles for Managing Country and Credit Risk. These principles define the Bank’s general risk philosophy for Credit and Country Risk and its methods to actively manage this risk. The principles define key organisational requirements, roles and responsibilities as well as process principles for Credit & Country Risk Management and are applicable to all lending activities undertaken by the Bank. Key elements of the principles in relation to the underwriting process include:
•	Independence of our credit risk management function from our business divisions.

•	The internal rating of each borrower, as rating is an essential part of the Bank’s underwriting and credit process and builds the basis for correct risk appetite determination and adequate pricing of transactions. Ratings are required to be kept up-to-date and documented.

•	Credit approvals are based on credit authority which is assigned to individuals based on personal and professional qualification and experience. Authorities are reviewed annually and are valid until withdrawn.

•	Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

•	The Bank’s various business divisions require individual and customised credit processes performed by independent credit risk units in order to assess and determine the underling risks most appropriately. While this approach is designed to ensure high quality and tailor-made risk management, consistency of approach demands that all divisional credit risk units follow the same fundamental credit risk management principles described above. Underwriting standards for our credit units are embodied within credit policies, guidelines and portfolio strategies for each appropriate loan category and are reviewed not less frequently than annually. The respective loan portfolios are also subject to frequent monitoring and reporting. For the major loan categories the process applied together with portfolio characteristics are set out below.

•	Our Household loans are principally associated with our PBC portfolio, primarily comprising mortgage and to a lesser extent also consumer finance business. Given the homogenous nature of this portfolio counterparty credit worthiness and ratings are derived by utilising an automated decision engine. The engine incorporates quantitative aspects (e.g., financial figures), behavioral aspects, credit bureau information (SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral evaluation, specific business rules, personal credit authority and in certain mortgage cases external and/or internal real estate appraisers, the ultimate credit decision is made. Mortgage business is principally financing of owner occupied properties sold by various business channels in Europe, mainly in Germany followed by Spain, Italy and Poland, with exposure normally not exceeding liquidation value (after appropriate haircuts). Consumer Finance is divided into Personal Instalment Loans, Credit Lines and Credit Cards. Various lending requirements are stipulated, including but not limited to maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (e.g., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan to value ratios, the mortgage portfolio is categorised as lower risk and consumer finance medium risk.

•	Our Commercial real estate loans are generally originated for distribution as securities (“CMBS”) or in the bank syndication market. Loans are generally secured by first mortgages on the underlying real property, and follow the credit underwriting requirements stipulated in the Principles for Managing Country and Credit risk noted above (i.e., rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as loan-to-value ratios of generally less than 75%. Additionally, given the significance of the underlying collateral, independent external appraisals are commissioned for all secured loans by our valuation experts which are part of our independent Credit Risk Management function. These experts are responsible for reviewing and challenging the reported real estate values. The Commercial Real Estate Group does not retain mezzanine or other junior tranches of debt; Postbank holds an insignificant sub-portfolio of junior tranches in run off mode. Loans originated for securitization are carefully monitored under a €3.25 billion pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. Postbank loans are generally held to maturity and not sold in the secondary market. The Bank also participates in unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment grade). In addition, sub-performing and non-performing loans and pools of loans are acquired from other financial institutions at a substantial discount to both the notional amounts and current collateral values. Underwriting exposure is managed under a separate €3.5 billion portfolio limit. The Bank provides both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorised as higher risk and hence subject to the aforementioned portfolio limits.
•	Loan exposures to the industry sectors Banks and Insurance, Fund management activities, Manufacturing, and Public sector comprise predominantly investment grade unsecured variable rate loans which are held to maturity. The portfolio is subject to the same credit underwriting requirements stipulated in our Principles for Managing Country and Credit Risk with various controls around single name, country and industry concentration. Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) a credit committee and/or the Management Board. High emphasis is placed on structuring such transactions to ensure lending commitments are reduced in a timely and cost effective manner. Exposures within these categories are also subject to further risk mitigation as outlined on the description of our Loan Exposure Management Group’s activities on page 152 of the Form 20-F and therefore, they are categorised as lower risk.

Please find our proposed additional annual disclosures in relation to bullet points two and three, which we intend to include in Item 11 in the narrative description of the credit exposure by industry sector table (page 149 of the Annual Report):
•	Within the category Household, our loan exposure of € XX billion as of December 31, 2011 (€167 billion as of December 2010) contained € XX billion of mortgages, of which € XX billion is in Germany. The € XX billion of non-mortgage Household lending related primarily to Consumer Finance comprising instalment loans, credit lines and credit cards as well as Private Wealth Management lending.

•	The category Other loans, with exposure of € XX billion as of December 31, 2011 (€74 billion as of December 31, 2010), relates to numerous smaller industry categories with no individual categories greater than 5% of total loans. The largest of these categories relates to financial intermediation, other business activities and transport.
Each of these two additional disclosures will be followed by a qualitative explanation of the movement during the period.
Item 18. Financial Statements
Note 1. Significant Accounting Policies
Loans, page F-19
12.	In the last sentence of the third paragraph on page F-19 you state that any subsequent improvements in the credit quality of loans which have been acquired above the acquisition date fair value are recorded as an increase in the loan carrying amount with a corresponding gain recognized in interest income. Please tell us and revise your future filings to more clearly disclose what you mean here in terms of the timing of the gain. Tell us how you determined your policy complies with IAS 39, including paragraph 56.

This disclosure was introduced in our Form 20-F to enable a user of our financial statements to understand the accounting treatment of loans acquired as part of our consolidation of Postbank. For financial instruments, including loans, held at amortized cost and which were acquired in a business combination or an asset purchased at a significant discount reflecting its creditworthiness, the guidance in IAS 39 paragraph 9 is applicable to determine the effective interest rate (“EIR”) with additional guidance in IAS 39 paragraphs AG5-8. In contrast, paragraph 56 of IAS 39 provides guidance on the gains and losses from sales or impairments of amortized cost financial instruments.

At the date of acquisition, purchased loans are recorded at their fair value. In some cases this fair value may represent a deep discount reflecting credit losses inherent in the loan. As required by IAS 39 paragraph 9, an effective interest rate is calculated at the date of purchase and thereafter the amortized cost of the instrument is determined by discounting the future expected cash flows using an effective interest rate. Any subsequent revisions to the initial estimates for timing or amount of the future cash flows of the loan adjust its carrying amount and are recognized in profit or loss as prescribed by IAS 39 paragraph AG8. A gain therefore would be recognized immediately if there is a favorable revision in the timing or amount of future cash flows.

In future filings, we will revise the following sentence, currently in the third paragraph on page F-19 of the Annual Report, to read as follows (additional text underlined, deletions ~~struck~~):
“Any subsequent improvements in the credit quality of these loans ~~above the acquisition date fair value are recorded as an increase in the loan carrying amount with~~ is recognized immediately through an adjustment to the current carrying value and a corresponding gain ... ”
Reclassification of Financial Assets, page F-20
13.	In the first paragraph on page F-21, you indicate that to the extent that such assets are repaid, restructured, or sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the consolidated statement of income as a component of the provision for credit losses if the loan is impaired. If the loan is not impaired, the loss would be recognized in other income. Please tell us the typical situations where such a loss would be recorded but the loan was determined not to be impaired. Explain why the loan would not be considered impaired in such situations. Tell us the amount of such losses recorded in other income during the periods presented.

A typical situation in which a loss may be recorded but the loan was determined not to be impaired is where the consideration received for a sale of an asset reclassified under the amendment to IAS 39 reflects a discount for interest, liquidity or other market factors except credit. All reclassified assets are assessed for impairment on a quarterly basis. Moreover, as discussed in our response to Comment 8, the Bank has a governance process over sales of all reclassified assets which requires that each potential sale is reviewed and approved by the Reclassification Committee. At the point of approval for sale and at the time of sale the asset is assessed as to whether it is impaired.

The existence of a sale price below the carrying value of the asset is not in itself objective evidence of impairment although it may be an indicator of impairment.

During the fiscal year ended December 31, 2010, the Bank recorded immaterial gains and losses (net zero, €1 million gain and €1 million loss) in other income on the disposal of reclassified assets which were not considered to be impaired. No sales were made prior to 2010. These amounts are disclosed in Note 13: Amendments to IAS39 and IFRS 7, ‘Reclassification of Financial Assets’ on page F-89 of the Annual Report.
Determination of Fair Value, page F-21
14.	Your definition of fair value as disclosed here appears to omit the phrase “in an arm’s length transaction” as provided in the definition of fair value in paragraph 9 of IAS 39. If true, please revise future filings to confirm that the definition used in the preparation of your financial statements considers this aspect of the guidance.

We agree that the definition of fair value in our accounting policy should include the phrase ‘in an arm’s length transaction’ as stated in IAS 39. Therefore we will add in the phrase ‘in an arm’s length transaction’ and adjust the definition of fair value in our future filings as follows (added text is underlined; deleted text is ~~struck~~):
“‘Fair value is defined as the price at which an asset or liability could be exchanged in ~~a current~~ an arm’s length transaction between knowledgeable, willing parties other than a forced or liquidation sale.”
Impairment of Loans and Provision for Off-Balance Sheet Positions, page F-24
15.	You disclose on page F-25 that loans are written off when it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to you. Please revise your future filings to more clearly disclose how you make this determination and whether it varies by loan class. Identify the triggers used, including any triggers based on length of time since becoming past due.

We will revise the specific paragraph on page F-25 in future filings relating to our accounting policy for write offs as follows (added text is underlined):
“When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Individually significant loans where specific loan loss provisions are in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for write-off but is not a determining factor. A write-off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower’s financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.
For collectively assessed loans, the timing of a write-off depends on the loans’ individual collateral liquidation schedules. While the number of days past due is used the thresholds vary across loan types.

Subsequent recoveries, if any, are credited to the allowance account and recorded in the consolidated statement of income as a component of the provision for credit losses.”
Insurance, page F-37
16.	We note your statement on page F-37 that, as allowed by IFRS, you retained the accounting policies for insurance contracts that you applied prior to the adoption of IFRS. Please tell us and revise future filings to identify the generally accepted accounting principles (e.g. German, U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4.

We had removed the previous statements in our accounting policy footnote on insurance liabilities in our Form 20-F which explained that we utilise U.S. GAAP as the accounting policies for our insurance contracts. We made this change as you had requested, in a conference call on August 26, 2010, specifically that we remove any reference to U.S. GAAP terminology in our accounting policies. We confirmed that such change would be done in our response letter dated September 3, 2010.

As communicated in our conference call with you on September 30, 2011, we understand that this wording should be reinstated. This is a result of further review and consideration and that the information provides additional clarity to users of the financial statements about the basis of accounting applied. In response, we will revise future filings so as to state that, in accordance with IFRS, the Group has applied its previous accounting practices (U.S. GAAP) for the measurement of its insurance contracts.

We consider that our accounting policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4. Furthermore, there has been no material impact to our Insurance business as a result of changes in U.S. GAAP for insurance since the date of our transition to IFRS.

17.	We note your disclosure related to your calculation of liabilities for annuity contracts, including the fact that assumptions used in your calculation include provisions for adverse deviations. Please tell us and revise future filings to clarify the extent to which the annuity contracts you have underwritten are “traditional” annuity contracts versus universal life contracts or non-traditional annuities. Identify the terms of the annuities, including fixed versus variable annuities, and any guaranteed benefit features. To the extent you have underwritten such non-traditional annuity contracts, please revise to clearly disclose how you account for their features.

As of December 31, 2010 we have insurance reserves of €4,899 million. Of this, €1,973 million represents traditional annuities in payment, €2,451 million universal life contracts and €475 million unit linked pension contracts with guaranteed annuity rates.

Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The reserve of €475 million is the sum of the unit linked liability of €370 million and a best estimate reserve of €105 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

Of the €2,451 million of universal life contracts, an immaterial amount of €11 million represents contracts with ‘non-traditional’ features where the policyholder is guaranteed a return in excess of premiums paid, but the unit linked liability exceeds the notional guarantee so no further reserve is required. A further €75 million of policy holder monies are invested in cash funds which Abbey Life has guaranteed will not fall in value. Beyond the unit linked liability of €75 million no further reserve is recognized as the value of the guarantee is de minimis.

In future, our filings will disclose separately the amounts and basis for the reserves for traditional annuities and pension contracts with guaranteed annuity rates within the total insurance reserves as set out in the first two paragraphs above. We do not propose to disclose separately the further items mentioned in the third paragraphs as the amounts involved are immaterial.

Reinsurance, page F-39
18.	Please revise future filings to disclose your impairment policy related to your reinsurance asset as required by paragraphs 36 and 37 of IFRS 4. Refer to paragraphs 20 and BC108 of IFRS 4 for additional guidance.

We will revise future filings to include the following paragraph as part of our accounting policy on reinsurance:
“All new material reinsurance arrangements are subject to local Board approval. Once transacted they are subject to regular credit risk review including an assessment of the full exposure and any lending and collateral provisions. Impairment is determined in accordance with our accounting policy ‘Impairment of Financial Assets’.”
Note 16. Financial Assets Available for Sale, page F-105
19.	We note that approximately 38% and 43% of your total debt securities portfolio at December 31, 2010 related to securities either issued by other foreign governments or by corporations, respectively. In an effort to provide greater transparency and granularity into these significant concentrations, please consider disaggregating these categories further into additional classes of financial instruments in your future filings. In addition, please consider disclosing the underlying issuers’ financial condition. Please provide us with your proposed revisions.

Because possible further breakdowns of securities by region, industry sector or creditworthiness category are more similar to risk categories than to additional classes of financial instruments, we intend to include in our Annual Report an additional column for debt classified as available for sale in the respective tables of the Risk Report. The related tables are “Credit risk profile by region” on page 148, “Credit risk profile by industry sector” on page 149 and “Corporate credit exposure” on page 151 of the Form 20-F. Please note that further detail on the exposure with certain European countries will also be included in the Risk Report (see answers to Comments 25-27 of the Comment Letter).

20.	We were unable to locate disclosure of the total gross unrealized gains and/or losses for either your available for sale debt securities or your available for sale equity securities. In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please consider revising your future filings disclosure, either here or in your supplemental disclosure on page S-5, to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available for sale securities portfolio. For example, tell us and consider revising your future filings to separately present gross unrealized losses and gross unrealized gains on investment securities. Please also tell us and consider disclosing the gross unrealized losses by duration (e.g. less than 12 months and greater than 12 months) and/or by security type. To the extent you have concentrations of debt or equity securities that have been in an unrealized loss position for more than a year or have experienced an unrealized loss of significant severity, please tell us and revise your future filings to quantify those amounts and discuss how you evaluated the specific securities for impairment. Provide us with your proposed revisions.
We note that disclosure of gross unrealized gains and gross unrealized losses is not explicitly required by IFRS and therefore our Group financial reporting systems do not readily provide this information. We also note that until the acquisition of Postbank on December 3, 2010 our available for sale (“AFS”) portfolio has not been significant relative to other classes of financial asset.

However, we agree that it is important for a reader of our financial statements to understand the impairment risk exposure in the Bank’s AFS portfolio. The Bank’s Accounting Policy on Impairment of Financial Assets Classified as Available for Sale (refer to page F-25 of the Annual Report) should be an important component of that understanding.

Pursuant to that policy, equity instruments classified as AFS will be considered impaired when there is objective evidence of a significant or prolonged decline in the fair value of the equity security below cost. In applying that policy we consider that an equity instrument quoted in an active market whose fair value is below its acquisition cost by more than 20% or whose fair value has been below cost for six months or more since its initial recognition is judged impaired.

AFS debt instruments will be impaired if there is a loss event and a fall in fair value, an element of which relates to credit indicating that not all the cash flows on the instrument will be recovered. A credit downgrade of an entity should be considered along with other available information when assessing whether AFS instruments are impaired.

Management at a business level regularly assesses AFS instruments for impairment, such that all impairment losses are recognized on a timely basis in accordance with IFRS. As indicated above, declines in fair value represented by unrealized losses are considered as part of that assessment.

With regard to our proposed future disclosure to enhance transparency about the impairment risk of debt instruments classified as AFS, we refer you to our proposed amendment to the Risk Report described in our response to Comment 19 of the Comment Letter. It is our view that these disclosures, in particular the enhanced “Corporate credit exposure” table on page 151 of the Form 20-F, will enable a reader to better assess the credit and impairment risk exposure inherent in our AFS debt portfolio. We consider that the information provided by these disclosures will be more relevant for readers than the disclosure of unrealized gains and unrealized losses as they provide disclosures that are consistent with those about loans which are similarly assessed for impairment under IFRS.

Our AFS debt portfolio does not have significant concentrations. As of December 31, 2010, our largest exposures were debt securities issued by other foreign governments and corporates which can be detailed as follows:

From an issuer perspective, debt securities issued by other foreign governments amounted to €17.7 billion as of December 31, 2010. Sovereign debt securities with a fair value of €15.7 billion were issued by Western European countries (excluding Germany). Issuers in Greece, Ireland, Italy, Portugal and Spain (“GIIPS countries”) had a fair value of €6.4 billion with the remainder mainly being sovereigns from France, Belgium and Austria.

From a credit rating perspective, debt securities issued by corporates had a fair value of €19.9 billion as of December 31, 2010, of which €17.1 billion related to investment grade issuers and €2.8 billion to non-investment grade issuers. From an issuer perspective, securities with a fair value of €12.4 billion were issued by corporates, which were mainly financial institutions, located in Western European countries (excluding Germany), with a significant majority represented by issuers located in Spain, Italy, France, Netherlands, United Kingdom and Ireland. Debt securities issued by corporates located in North America and Germany had a fair value of €4.6 billion and €2.0 billion, respectively.
Note 28. Provisions, page F-132
21.	Your table presents two distinct classes of provisions: Operational/Litigation and Other. Please address the following regarding this breakdown:
•	In determining that the various operational exposures may be aggregated together and with your litigation exposures to form a single class, tell us how you determined that nature of these items is sufficiently similar for a single statement about them to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37. Refer to paragraph 87 which indicates that while it may be appropriate to include warranty provisions for different products as a single class, it would not be appropriate to include warranties and litigation provisions in the same class.
•	As part of your response, tell us the nature of the various items included in each of your classes.

•	Footnote 2 to your table on page F-132 indicates that the increase in your Other provision class during 2010 was mainly attributable to the provisions in the home savings business of Deutsche Postbank AG amounting to € 842 million. Revise your future filings to more clearly describe the nature of these provisions, and tell us how you determined that such amounts were sufficiently similar to the rest of the amounts presented in your Other provision class based on the accounting guidance noted above.
Please note that we have grouped together the first, second and fourth bullet points of your Comment 24 so that we can respond to them together. We have responded to your third bullet point further below.

In the class “Operational/Litigation”, we record provisions primarily related to alleged errors by staff and/or failure of products. Such issues may result in demands from customers, counterparties and regulatory bodies or in legal proceedings. “Litigation” provisions are distinquished from “Operational” provisions by the fact that a lawsuit has been threatened or filed in respect of the underlying event. We believe that the nature of the provisions recorded in this class are sufficiently similar for them to be grouped together. There are no provisions for warranties in this class.

The class “Other” contains provisions which do not qualify for the “Operational/Litigation” class. An example would be provisions for lease terminations and related costs. Until 2009, this class reflected a multitude of items, none of which was individually material.

With the acquisition of Sal. Oppenheim jr. & Cie. and Deutsche Postbank AG in 2010, the class also included more significant provisions recorded by these entities, with the most material reflecting provisions for the home savings business of Deutsche Postbank AG. We will establish going forward a separate class for these “Home Savings Business” provisions, which are defined as follows:

“Home Savings Business provisions consist of provisions in the home savings business of Deutsche Postbank Group which relate to payments for interest bonuses, reimbursements of arrangement fees of customers and changes in the interest rates.”
We will correspondingly revise the definition of "Other" to exclude such provisions.
•	From the disclosures on page 10, it appears you have recorded provisions for and may have contingent liabilities for recourse obligations pursuant to loan sales and loan securitizations. Revise your future filings to disclose which class these amounts are presented in, and tell us in detail how you determined that such amounts were sufficiently similar to the other amounts presented in that class.
The disclosure to which you refer is also set forth in Note 28 in “Asset Backed Securities Matters” on page F-134 (second paragraph) of the Annual Report. As the location of such disclosure suggests, the disclosed reserves are recorded in the class “Operational/Litigation”. For inclusion of provisions and contingent liabilities for asserted recourse obligations in the “Operational/Litigation” class, we considered the alleged errors by staff and/or defects of the products, which qualify as operational risk, and determined that sufficient similarity to the other Operational/Litigation provisions exists.

In order to be clearer where the reserves are presented, we will amend the reference to such reserves on page 10 of the Annual Report to refer to “Operational/Litigation reserves”.
22.	You disclose that you provide for potential losses that may arise out of contingencies when it is probable that a liability exists, and the amount can be “reasonably estimated.” Paragraph 14 of IAS 37 provides guidance related to when a provision should be recognized, including when a “reliable estimate” can be made of the obligation. It is unclear whether your disclosure is meant to convey that you use a different standard for determining when a loss is estimable than the standard described in paragraphs 25-26 of IAS 37 which indicate that except in “extremely rare” cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to “reliably estimate” the probable loss.

Our disclosure was not intended to convey the use of a different standard. We recognize provisions according to the guidance of the IAS 37 when we have a present obligation, it is probable that an outflow of resources is required and a reliable estimate of the amount can be made, IAS 37, paragraph 14.

For future filings we will revise our disclosure (currently on pg F-132 of the Annual Report) of how we provide for contingencies as follows (additions are underlined and deletions are struck):
“The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, ~~when it is probable that a liability exists, and the amount can be reasonably estimated~~ when there is a present obligation that is probable to result in an economic outflow and that can be reliably estimated. ~~In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, for certain contingencies information generally required is not disclosed, if the Group concludes that the disclosure can be expected to seriously prejudice the outcome of the proceeding.~~
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents where appropriate an estimate of the probable economic outflow ~~losses~~ after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. ~~In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable~~. In extremely rare cases where losses are probable it may not be possible to reliable estimate the losses.”

23.	Your disclose here that for certain contingencies information that is generally required is not disclosed if you conclude such disclosure could be expected to seriously prejudice the outcome of the proceeding. According to guidance in paragraph 92 of IAS 37, this exemption should be used in extremely rare cases and, when it is used, information should still be disclosed related to the general nature of the dispute together with the fact that, and reason why, the information has not been disclosed. Please tell us and revise future filings to state whether you have any contingencies for which you use this exemption, and, on a case by case basis, the general nature of the dispute(s) and reason(s) why the information has not been disclosed.

The issue of the degree to which disclosures must be made of provisions and contingencies relating to pending litigation has long been a matter of discussion and of concern to issuers. Except for litigation adversaries, investors or others would not benefit from disclosures of sensitive details of individual matters in circumstances where the very act of such disclosure could lead to increased loss.

In our disclosure on pages F-133 through F-135 of the Annual Report, we disclose in line with IAS 37, paragraph 92 the general nature of the dispute in detail. We believe that our more general statement in the disclosure that “....information generally required is not disclosed, if the Group concludes that the disclosure can be expected to seriously prejudice the outcome of the proceedings”, together with the disclosure of the general nature of the dispute, is in line with the requirement of the standard. We consider a repeated statement on a case-by-case basis that some information will not be disclosed not in the interest of the user of the report.
However, for more transparency and to address your additional concerns in Comment 24, we will revise the disclosure of our reliance on IAS 37, paragraph 92 as discussed below in our response to Comment 24.

24.	We note your general disclosure on page F-133 that, with respect to each of the matters specifically discussed in your disclosure, you believe that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable. In the sentence immediately preceding this disclosure, you state that although the final resolution of any such matter could have a material effect on your consolidated operating results for a particular period, you believe that it will not materially affect your consolidated financial position. However, it is unclear whether and how this statement is meant to color your stated

conclusion that certain reasonably possible losses are not material. For claims that you are asserting are estimable but not material, please tell us and revise your future filings to clearly confirm, if true, that you do not believe the reasonably possible losses relating to each claim in excess of any recorded provisions would be material to your results of operations, cash flows, or financial position.

Your comment refers to the last sentence on page F-132 and the first sentence of page F-133 of the Annual Report. The former (beginning “Although...”) refers to the Group’s litigation contingencies generally, including the significant legal proceedings specifically described below in such section, and the latter (beginning “In...”) refers to the significant legal proceedings.

In respect of some of the claims described in the significant legal proceedings text, a provision has been made where the requirements for provisioning (described above) have been met. For the others, however, provisions have not been made because an outflow of resources in respect of them is not probable. As required by IAS 37, paragraph 86, we provide a brief description of the nature of each set of proceedings. In each case, however, it is not practicable for the Group to estimate the ultimate financial effect of such proceedings, given the uncertainties inherent in litigation described earlier in such text.

To clarify the text, we propose to move the second sentence to the following paragraph (which introduces the significant legal proceedings) and revise it to refer to the impracticality of estimating the financial effect rather than the lack of materiality. We also propose to include in such text the disclosure required by IAS 37, paragraph 92, to the effect that certain information has not been provided regarding such proceedings because we believe such disclosure could seriously prejudice their outcome. The revised paragraph would read as follows:
“Described below are the Group’s significant legal proceedings. Given the uncertainties inherent in legal proceedings described above, it is not practicable for the Group to estimate the ultimate financial effect of such proceedings. Additionally, certain information regarding such proceedings has not been disclosed because the Group has concluded that the disclosure can be expected to prejudice seriously their outcome.”

Form 6-K filed July 26, 2011
Exhibit 99.1
Events after the Reporting Date, page 30
25.	Please tell us your current assessment of the potential impact to your financial condition from the Private Sector Initiative to support Greece announced on July 21, 2011. Please provide a quantitative assessment to the extent possible.

At this time there remains uncertainty as to how, when or where the agreement of July 21, 2011 relating to the Private Sector Initiative to support Greece will be executed. Therefore it is not yet possible to assess the impact on the Bank’s consolidated financial position. As you will note from our response to Question 27 of the Comment Letter all of our Greek sovereign exposure is now carried at fair value through profit or loss.
Credit Risk Exposure to Certain European Countries, page 32
26.	We note your discussion here regarding your exposure to certain European countries, including the quantification of the exposure to the sovereign entities of Greece, Ireland, Italy, Portugal and Spain. Please respond to the following and expand your disclosures in future filings to address the following regarding all forms of exposure you may have to these countries, including financial institutions and corporations domiciled in those countries:
•	Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

•	Discuss the different hedges and collateral maintained to arrive at your net exposure at June 30, 2011;

•	Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure; and

•	Please clarify if you have any credit derivatives purchased or sold related to entities in these countries beyond that reported on page 32 and if so, how that is included in your gross and net amounts of exposure.

In response to your comment we agree with the need to provide expanded transparent disclosure of our GIIPS exposures. In our Q311 Interim Report and in our 2011 Annual Report we intend to include additional disclosures specifically addressing the points you raise.

The Bank is currently undertaking a thorough review of its exposures in order to establish the most appropriate disclosure. The Bank will conclude these review procedures, including discussions with senior management and external auditors, as part of the production of its Q311 Interim Report. Therefore, rather than providing our proposed disclosures in this letter, we propose to provide such disclosure in our Q311 Interim Report.
Information on the Balance Sheet (unaudited), page 65
27.	Please address the following regarding your disclosure that you recognized unrealized losses in the income statement of €155 million related to the decline in value of Greek government bonds:
•	Please tell us and revise your future filings to confirm whether the impairment charge was calculated as the difference between the carrying value and the fair value of the bonds.
The Greek sovereign bonds that give rise to this impairment charge are classified on the Group’s balance sheet as AFS debt instruments. As such they are carried by the Group at fair value. Prior to the Group’s decision to impair these assets, movements in fair value from the amortized cost base were recognized directly in Other Comprehensive Income. Substantially all of the Greek sovereign bonds classified as AFS were acquired with Postbank and therefore the initial amortized cost base of such acquired bonds was the fair value on December 3, 2010.
We confirm that the impairment charge recognized for our portfolio of Greek government bonds classified as AFS of €155 million for the six months ended June 30, 2011 was the difference between the amortized cost base and fair value as of June 30, 2011. The impairment charge resulted in recognition in the income statement of all unrealized losses accumulated in Other Comprehensive Income attributable to our holding of Greek government bonds classified as AFS.
•	Specifically tell us and disclose how you determined fair value for these purposes.
Fair value as of June 30, 2011 was established using market data received from independent pricing sources for close of business on that date.

•	Clearly tell us and disclose whether you wrote down all of your sovereign Greek exposures or only the securities subject to the recent restructuring of Greek debt. If the latter, please explain how you determined such exposures were not impaired.
We impaired all Greek government bonds classified as AFS, not just those securities subject to the proposed Private Sector Initiative to support Greece announced on July 21, 2011. Since June 30, 2011 all subsequent changes in fair value of the bonds have been recognized in the consolidated statement of income.
•	Your disclosure on page 32 indicates that your direct Greece sovereign exposure of €1,052 million exceeds your direct Greece sovereign exposure reported in your available for sale securities on page 65 of €735 million. Please tell us and disclose a breakdown of where such amounts were reported on your balance sheet and discuss how they were considered for impairment.
Our total direct Greece sovereign exposure as of June 30, 2011 of €1,052 million is comprised of the following exposures: €735 million representing the fair value of debt securities classified as AFS; €296 million representing the fair value of debt securities measured at fair value through profit or loss; and €21 million representing a loan held at amortized cost. These amounts were disclosed on pages 32-33 of our 2Q11 Interim Report.
As of June 30, 2011 no specific impairment charge had been taken against the Greek sovereign loan of €21 million, which was a promissory note that subsequently matured and repaid on October 11, 2011.

Based on the above responses, we will revise our disclosure (currently on page 65 of our 2Q11 Interim Report) in future filings along the following lines (additions underlined and deletions ~~struck~~):
“ ... Of the € XX million Greek government bonds classified as available for sale, substantially all were acquired by Deutsche Bank as part of its acquisition of Postbank on December 3, 2010. The Group categorises Greek government bonds in Level 2 of the IFRS fair value hierarchy. Fair values as of June 30, 2011 were established from market data received from independent pricing sources.

Based on recent developments, Deutsche Bank determined as of June 30, 2011 that there was objective evidence of impairment ~~for such bonds~~ of all Greek government bonds classified as available for sale. As a result, as of that date all unrealized losses reported in accumulated other comprehensive income attributable to such bonds were recognized in the income statement. This impairment had a financial impact of negative €155 million on income before income taxes and of negative €108 million on net income of the reporting period. Subsequent to June 30, 2011 fair value [losses] of € XX attributable to the impaired Greek bonds have been recognized directly in income.”
Mortgage IT/Department of Justice, page 77
28.	In future filings, please expand your disclosure of this matter to disclose the aggregate amount of damages the Department of Justice is seeking.

We will revise our disclosure of the MortgageIT/Department of Justice matter to disclose the aggregate amount of damages sought, as follows:
“MortgageIT/Department of Justice. On May 3, 2011, the United States Department of Justice (USDOJ) filed a civil action against Deutsche Bank AG and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended complaint, which asserts claims under the U.S. False Claims Act and common law, alleges that Deutsche Bank AG, Deutsche Bank Securities Inc., DB Structured Products, Inc. and MortgageIT, Inc. submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (FHA) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid $368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint seeks recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the government seeks over $1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amended complaint, which motion currently is pending.”

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments, please feel free to contact the undersigned, Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Stefan Krause	/s/ Mathias Otto
Stefan Krause	Mathias Otto
Chief Financial Officer and	Deputy General Counsel Germany,
Member of the Management Board	Central and Eastern Europe